UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM 8-K

_____

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): October 30, 2012

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

**50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Registrant's telephone number, including area code (859) 815-3333**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

<u>Item 2.02.</u>   <u>Results of Operations and Financial Condition</u>

On October 30, 2012, Ashland Inc. ("Ashland") announced preliminary fourth quarter results, which are discussed in more detail in the news release attached hereto as Exhibit 99.1, which is incorporated by reference into this Item 2.02.

In connection with Ashland's fourth quarter fiscal 2012 earnings webcast on October 30, 2012, a copy of the supporting materials for this webcast is attached hereto as Exhibit 99.2 and incorporated herein by reference. The supporting materials provide summary information and are to be considered in the context of Ashland's filings with the Securities and Exchange Commission and other public announcements. The supporting materials include, among other things, an update on the Specialty Ingredients commercial unit's guar business.

The information in this report, being furnished pursuant to Item 2.02 of Form 8-K, shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that Section, and is not incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

<u>Item 9.01.</u>   <u>Financial Statements and Exhibits</u>

(d)   Exhibits

99.1   News Release dated October 30, 2012.
99.2   Webcast slides dated October 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	ASHLAND INC.
	(Registrant)

October 30, 2012	/s/ Lamar M. Chambers
	Lamar M. Chambers
	Senior Vice President and
	Chief Financial Officer

EXHIBIT INDEX

99.1	News Release dated October 30, 2012.
99.2	Webcast slides dated October 30, 2012.

EXHIBIT 99.1



News Release

October 30, 2012

Ashland Inc. reports preliminary financial results for fourth quarter of fiscal 2012
Posts loss from continuing operations of $3.47 per diluted share primarily due to pension and debt refinancing charges
Adjusted EPS, excluding key items, increase 85 percent to $1.87

COVINGTON, Ky. – Ashland Inc. (NYSE: ASH), a global leader in specialty chemical solutions for consumer and industrial markets, today announced preliminary[1] financial results for the quarter ended September 30, 2012, the fourth quarter of its 2012 fiscal year.

Quarterly Highlights

(in millions except per-share amounts)	Quarter Ended Sept. 30,			
		2012		2011
Operating income	$	(284)	$	(370)
Key items*		530		507
Adjusted operating income*	$	246	$	137
Adjusted pro forma EBITDA*†	$	349	$	264
Diluted earnings per share (EPS)				
From net income	$	(3.49)	$	(3.38)
From continuing operations	$	(3.47)	$	(3.50)
Key items*		5.34		4.51
Adjusted EPS from continuing operations*	$	1.87	$	1.01
Cash flows provided by operating activities				
from continuing operations	$	239	$	154
Free cash flow*		154		35

* See Tables 5, 6 and 7 for definitions and U.S. GAAP reconciliations.
† Includes International Specialty Products Inc. in both periods.

Ashland reported a loss from continuing operations of approximately $272 million, or $3.47 per diluted share, on sales of $2.1 billion. These results included five key items that together reduced income from continuing operations by approximately $422 million, net of tax, or $5.34 per diluted share. The largest key items were a non-cash charge of $3.88 per share related to an actuarial loss on pension, and a charge of 80 cents per share related to debt refinancing during the quarter. Excluding all five key items, Ashland's adjusted income from continuing operations was $150 million, or $1.87 per diluted share, an increase of 85 percent versus the year-ago quarter.

For the year-ago quarter, Ashland reported a loss from continuing operations of $273 million, or $3.50 per diluted share, on sales of $1.8 billion. The year-ago results included six key items that had a combined negative effect of $353 million, net of tax, or $4.51 per diluted share. Excluding these items, adjusted income from continuing operations was $1.01 per diluted share. The results from the prior-year quarter do not include pre-acquisition ISP results or related financing costs associated with that acquisition. (Please refer to Table 5 of the accompanying financial statements for details of key items in both periods.)

For the remainder of this press release, financial results exclude the effect of key items in both the current and prior-year quarters. The prior year also includes the results of ISP on a pro forma basis. As such, Ashland's results as compared to the year-ago quarter were as follows:
- Sales were $2.1 billion; normalizing for currency, divestitures and joint ventures, sales increased 3 percent;
- Operating income rose 60 percent to $246 million;
- Earnings before interest, taxes, depreciation and amortization (EBITDA) increased 32 percent to $349 million; and
- EBITDA as a percent of sales rose 450 basis points to 17 percent, in line with the company's long-term financial targets.

"We achieved significant year-over-year growth in EBITDA and margins during the quarter, despite economic challenges that tempered sales growth in some of our businesses," said James J. O'Brien, Ashland chairman and chief executive officer. "Three of our four commercial units generated increased profitability, as we benefitted from better pricing and lower raw material costs. Also during the quarter, we improved our capital structure with a successful refinancing of our nine-and-one-eighth percent senior notes and the implementation of an accounts receivables asset securitization program. In addition, we had a solid quarter for free cash flow, generating $154 million."

Business Segment Performance
In order to aid understanding of Ashland's ongoing business performance, the results of Ashland's business segments are described below on an adjusted or pro forma adjusted basis, and EBITDA or adjusted EBITDA is reconciled to operating income in Tables 7 and 8 of this news release.

Ashland Specialty Ingredients' sales totaled $734 million, an increase of 9 percent when compared to a year ago on a pro forma basis. EBITDA rose 25 percent, to $193 million, while EBITDA as a percent of sales was 26.3 percent, an increase of 320 basis points versus the year-ago quarter. While year-over-year growth was significant, EBITDA was down sequentially. This is primarily due to reduced sales in our more economically sensitive guar and solvents product lines. Our more specialized businesses, which include Personal Care and Pharmaceutical, generally performed well.

Ashland Water Technologies' sales totaled $431 million in the September 2012 quarter, a decline of 12 percent from the year-ago quarter. Nearly half of that decline was due to the stronger dollar. Normalizing for currency effects and adjusting for divestitures, sales decreased 4 percent. EBITDA was $33 million, a 34-percent decline from September 2011. EBITDA as a percent of sales was 7.7 percent, down 250 basis points. Issues within Water Technologies have largely continued, with key markets, including Paper and Industrial, remaining soft.

Ashland Performance Materials reported sales of $369 million, a 15-percent decrease from the September quarter on the same pro forma basis, which includes the results of ISP's elastomers business. Excluding effects associated with our Casting Solutions joint venture and the divested PVAc business, year-over-year sales for Performance Materials declined 10 percent. This sales decrease was almost entirely attributable to lower index-based pricing for elastomers products. Despite overall sales and volume declines, EBITDA held steady at $31 million, while EBITDA as a percent of sales grew 130 basis points to 8.4 percent.

Consumer Markets had a very strong quarter, with significant increases in profitability. Earnings rose on the strength of higher margins, which benefitted primarily from reduced base oil costs. Sales at Ashland Consumer Markets increased 1 percent, to $522 million, when compared to a year ago. EBITDA more than doubled, to $83 million, while EBITDA as a percent of sales was 15.9 percent, an increase of 840 basis points.

After excluding the effects from key items, Ashland's effective tax rate for the September 2012 quarter was 21 percent, bringing the rate for the full 2012 fiscal year to approximately 26 percent. For fiscal 2013, Ashland expects its effective tax rate to be in the range of 26 to 28 percent.

Summary and Outlook
O'Brien said he is pleased with Ashland's overall performance in fiscal 2012.

"Fiscal 2012 was a defining year for Ashland. With our transformation into a global specialty chemical company complete, we set our sights on delivering sustained sales and earnings growth. Our performance in 2012 demonstrates that we are on the right strategic track. Adjusted earnings per share from continuing operations increased 70 percent, driven by good earnings growth in most of our commercial units. We also captured $75 million in savings from the successful integration and corporate cost reduction program, improved our capital structure with the debt refinancing, and generated $183 million of free cash flow. We're beginning to see the type of earnings power that we envisioned when we combined Ashland and ISP, with improved margins that better reflect our focus on specialty chemicals."

"While the current macroeconomic environment poses additional challenges, we remain committed to achieving our 2014 financial goals. We will drive performance by focusing on organic volume growth, margin expansion, cost efficiencies and strategic capital investment. We are confident in our ability to execute against this plan and create significant shareholder value in the years ahead,"O'Brien said.

Conference Call Webcast
Ashland will host a live webcast of its fourth-quarter conference call with securities analysts at 9 a.m. EDT Tuesday, Oct. 30, 2012. The webcast and supporting materials will be accessible through Ashland's website at http://investor.ashland.com. Following the live event, an archived version of the webcast and supporting materials will be available for 12 months.

Use of Non-GAAP Measures
This news release includes certain non-GAAP (Generally Accepted Accounting Principles) measures. Such measurements are not prepared in accordance with GAAP and should not be construed as an alternative to reported results determined in accordance with GAAP. Management believes the use of such non-GAAP measures assists investors in understanding the ongoing operating performance of the company and its segments. The non-GAAP information provided may not be consistent with the methodologies used by other companies. All non-GAAP amounts have been reconciled with reported GAAP results in Tables 5, 6 and 7 of the financial statements provided with this news release.

About Ashland
In more than 100 countries, the people of Ashland Inc. (NYSE: ASH) provide the specialty chemicals, technologies and insights to help customers create new and improved products for today and sustainable solutions for tomorrow. Our chemistry is at work every day in a wide variety of markets and applications, including architectural coatings, automotive, construction, energy, food and beverage, personal care, pharmaceutical, tissue and towel, and water treatment. Visit ashland.com to see the innovations we offer through our four commercial units – Ashland Specialty Ingredients, Ashland Water Technologies, Ashland Performance Materials and Ashland Consumer Markets.

C-ASH

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In addition, Ashland may from time to time make forward-looking statements in its other filings with the Securities and Exchange Commission (SEC), news releases and other written and oral communications. These forward-looking statements are based on Ashland's expectations and assumptions, as of the date such statements are made, regarding Ashland's future operating performance and financial condition, the economy and other future events or circumstances. Ashland's expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: Ashland's substantial indebtedness (including the possibility that such indebtedness and related restrictive covenants may adversely affect Ashland's future cash flows, results of operations, financial condition and its ability to repay debt), severe weather, natural disasters, and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are described in its most recent Form 10-K (including Item 1A Risk Factors) filed with the SEC, which is available on Ashland's website at http://investor.ashland.com or on the SEC's website at www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Ashland undertakes no obligation to subsequently update any forward-looking statements made in this news release or otherwise except as required by securities or other applicable law.

[1] Preliminary Results
Financial results are preliminary until Ashland's Form 10-K for the fiscal year ended Sept. 30, 2012, is filed with the SEC.

FOR FURTHER INFORMATION:

Investor Relations:
David Neuberger
+1 (859) 815-4454
daneuberger@ashland.com

Media Relations:
Gary Rhodes
+1 (859) 815-3047
glrhodes@ashland.com

Ashland Inc. and Consolidated Subsidiaries   Table 1
STATEMENTS OF CONSOLIDATED INCOME
(In millions except per share data - preliminary and unaudited)

	Three months ended September 30		Year ended September 30	
	2012	**2011**	**2012**	**2011**
SALES	$ 2,056	$ 1,846	$ 8,206	$ 6,502
COSTS AND EXPENSES				
Cost of sales (a) (b)	1,598	1,528	6,025	4,890
Selling, general and administrative expense (b) (c)	708	673	1,800	1,451
Research and development expense	46	22	137	80
	2,352	2,223	7,962	6,421
EQUITY AND OTHER INCOME	12	7	58	49
OPERATING INCOME (LOSS)	(284)	(370)	302	130
Net interest and other financing expense (d)	(151)	(33)	(317)	(121)
Net gain (loss) on acquisitions and divestitures	(1)	(26)	1	(5)
Other expense	-	(1)	-	(1)
INCOME (LOSS) FROM CONTINUING OPERATIONS				
BEFORE INCOME TAXES	(436)	(430)	(14)	3
Income tax benefit	(164)	(157)	(52)	(53)
INCOME (LOSS) FROM CONTINUING OPERATIONS	(272)	(273)	38	56
Income (loss) from discontinued operations (net of income taxes) (e)	(2)	10	(12)	358
NET INCOME (LOSS)	$ (274)	$ (263)	$ 26	$ 414
DILUTED EARNINGS PER SHARE				
Income (loss) from continuing operations	$ (3.47)	$ (3.50)	$ .48	$ .70
Income (loss) from discontinued operations	(.02)	.12	(.15)	4.47
Net income (loss)	$ (3.49)	$ (3.38)	$ .33	$ 5.17
AVERAGE COMMON SHARES AND ASSUMED CONVERSIONS	78	78	80	80
SALES				
Specialty Ingredients	$ 734	$ 467	$ 2,878	$ 1,256
Water Technologies	431	491	1,734	1,902
Performance Materials	369	371	1,560	1,373
Consumer Markets	522	517	2,034	1,971
	$ 2,056	$ 1,846	$ 8,206	$ 6,502
OPERATING INCOME (LOSS)				
Specialty Ingredients	$ 115	$ 56	$ 457	$ 171
Water Technologies	8	10	72	93
Performance Materials	8	12	99	37
Consumer Markets	74	29	236	213
Unallocated and other (b)	(489)	(477)	(562)	(384)
	$ (284)	$ (370)	$ 302	$ 130

(a)   Includes noncash charges of $28 million for the year ended September 30, 2012 and $16 million for the three months and year ended September 30, 2011 related to the fair value assessment of inventory acquired from International Specialty Products Inc.

(b)   During the current and prior year quarter a significant actuarial loss on pension and postretirement benefit plans was recorded. The loss during the three months and year ended September 30, 2012 was $493 million of expense ($139 million and $354 million recognized within the cost of sales and selling, general and administrative captions, respectively). The loss during three months and year ended September 30, 2011 was expense of $438 million ($132 million and $306 million recognized within the cost of sales and selling, general and administrative expense captions, respectively) and $318 million ($97 million and $221 million recognized within the cost of sales and selling, general and administrative expense captions, respectively).

(c)   Includes charges of $24 million and $93 million for the three months and year ended September 30, 2012, respectively, and $36 million for the three months and year ended September 30, 2011, related to certain company wide restructuring and integration activities related to recent business realignments through acquisitions, divestitures and joint venture arrangements.

(d)   Includes charges of $97 million for the three months and year ended September 30, 2012, and $12 million for the year ended September 30, 2011, related to the refinancing and significant extinguishment of debt during these periods.

(e)   Includes income of $62 million for the year ended September 30, 2011 related to direct results of the Distribution business that was divested on March 31, 2011. Due to the sale qualifying for discontinued operation treatment, the direct results of this business have been presented within this caption. In addition, the year ended September 30, 2011 includes an after-tax gain of $271 million on the sale of the Distribution business.

Ashland Inc. and Consolidated Subsidiaries   Table 2
CONDENSED CONSOLIDATED BALANCE SHEETS
(In millions - preliminary and unaudited)

		September 30 2012		September 30 2011
ASSETS				
Current assets				
Cash and cash equivalents	$	523	$	737
Accounts receivable		1,481		1,482
Inventories		1,008		925
Deferred income taxes		116		163
Other assets		81		80
		3,209		3,387
Noncurrent assets				
Goodwill		3,332		3,291
Intangibles		1,936		2,134
Asbestos insurance receivable (noncurrent portion)		449		448
Equity and other unconsolidated investments		217		193
Other assets		539		599
		6,473		6,665
Property, plant and equipment				
Cost		4,478		4,306
Accumulated depreciation and amortization		(1,646)		(1,392)
		2,832		2,914
Total assets	$	12,514	$	12,966
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Short-term debt	$	344	$	83
Current portion of long-term debt		115		101
Trade and other payables		877		911
Accrued expenses and other liabilities		577		644
		1,913		1,739
Noncurrent liabilities				
Long-term debt (noncurrent portion)		3,131		3,648
Employee benefit obligations		1,839		1,566
Asbestos litigation reserve (noncurrent portion)		771		783
Deferred income taxes		208		404
Other liabilities		633		691
		6,582		7,092
Stockholders' equity		4,019		4,135
Total liabilities and stockholders' equity	$	12,514	$	12,966

Ashland Inc. and Consolidated Subsidiaries   Table 3
STATEMENTS OF CONSOLIDATED CASH FLOWS
(In millions - preliminary and unaudited)

	Three months ended September 30		Year ended September 30	
	2012	**2011**	**2012**	**2011**
CASH FLOWS (USED) PROVIDED BY OPERATING ACTIVITIES				
FROM CONTINUING OPERATIONS				
Net income (loss)	$ (274)	$ (263)	$ 26	$ 414
Loss (income) from discontinued operations (net of income taxes)	2	(10)	12	(358)
Adjustments to reconcile income from continuing operations to				
cash flows from operating activities				
Depreciation and amortization	110	88	430	299
Debt issuance cost amortization	36	5	54	26
Purchased in-process research and development impairment	13	-	13	-
Deferred income taxes	(151)	(73)	(154)	(57)
Equity income from affiliates	(11)	(2)	(35)	(17)
Distributions from equity affiliates	-	-	3	5
Gain from sale of property and equipment	-	-	(1)	(2)
Stock based compensation expense	8	3	28	16
Stock contributions to qualified savings plans	-	-	-	13
Net (gain) loss on acquisitions and divestitures	2	26	(3)	5
Inventory fair value adjustment related to ISP acquisition	-	16	28	16
Actuarial loss on pension and postretirement plans	493	438	493	318
Change in operating assets and liabilities (a)	11	(74)	(509)	(435)
	239	154	385	243
CASH FLOWS (USED) PROVIDED BY INVESTING ACTIVITIES				
FROM CONTINUING OPERATIONS				
Additions to property, plant and equipment	(134)	(105)	(298)	(201)
Proceeds from disposal of property, plant and equipment	(4)	3	6	14
Purchase of operations - net of cash acquired	-	(1,995)	-	(2,002)
Proceeds from sale of available-for-sale securities	6	11	10	11
Proceeds from sale of operations or equity investments	-	32	41	76
	(132)	(2,054)	(241)	(2,102)
CASH FLOWS (USED) PROVIDED BY FINANCING ACTIVITIES				
FROM CONTINUING OPERATIONS				
Proceeds from issuance of long-term debt	500	2,900	502	2,910
Repayment of long-term debt	(944)	(1,206)	(1,023)	(1,513)
Proceeds from short-term debt	299	22	261	12
Repurchase of common stock	-	-	-	(71)
Debt issuance costs	(10)	(82)	(10)	(82)
Cash dividends paid	(18)	(14)	(63)	(51)
Proceeds from exercise of stock options	2	-	4	3
Excess tax benefits related to share-based payments	7	-	12	4
	(164)	1,620	(317)	1,212
CASH (USED) PROVIDED BY CONTINUING OPERATIONS	(57)	(280)	(173)	(647)
Cash (used) provided by discontinued operations				
Operating cash flows	(14)	(5)	(31)	2
Investing cash flows	-	(24)	(1)	955
Effect of currency exchange rate changes on cash and				
cash equivalents	(3)	1	(9)	10
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(74)	(308)	(214)	320
Cash and cash equivalents - beginning of period	597	1,045	737	417
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 523	$ 737	$ 523	$ 737
DEPRECIATION AND AMORTIZATION				
Specialty Ingredients	$ 65	$ 42	$ 265	$ 113
Water Technologies	21	24	75	85
Performance Materials	15	11	52	59
Consumer Markets	9	10	36	38
Unallocated and other	-	1	2	4
	$ 110	$ 88	$ 430	$ 299
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT				
Specialty Ingredients	$ 48	$ 36	$ 125	$ 74
Water Technologies	25	25	56	49
Performance Materials	27	21	54	32
Consumer Markets	23	18	40	34
Unallocated and other	11	5	23	12
	$ 134	$ 105	$ 298	$ 201

(a)   Excludes changes resulting from operations acquired or sold.

Ashland Inc. and Consolidated Subsidiaries

Table 4

INFORMATION BY INDUSTRY SEGMENT

(In millions - preliminary and unaudited)

	Three months ended September 30		Year ended September 30	
	2012	**2011**	**2012**	**2011**
SPECIALTY INGREDIENTS (a)				
Sales per shipping day	$ 11.6	$ 4.8	$ 11.4	$ 4.3
Metric tons sold (thousands)	96.6	46.9	395.5	174.6
Gross profit as a percent of sales (b) (c)	34.0%	32.5%	33.0%	32.9%
WATER TECHNOLOGIES				
Sales per shipping day	$ 6.8	$ 7.7	$ 6.9	$ 7.5
Gross profit as a percent of sales (b)	31.8%	30.5%	31.7%	30.8%
PERFORMANCE MATERIALS (a)				
Sales per shipping day	$ 5.9	$ 5.1	$ 6.2	$ 5.2
Metric tons sold (thousands)	132.6	115.3	543.9	493.8
Gross profit as a percent of sales (b)	14.3%	12.4%	16.6%	13.1%
CONSUMER MARKETS				
Lubricant sales (gallons)	40.5	41.5	158.7	171.3
Premium lubricants (percent of U.S. branded volumes)	30.5%	30.1%	30.3%	31.3%
Gross profit as a percent of sales (b)	29.7%	23.0%	27.1%	27.3%

(a) All information presented for 2011 excludes activity related to ISP, which was acquired on August 23, 2011.

(b) Gross profit as a percent of sales is defined as sales, less cost of sales divided by sales.

(c) Gross profit for the year ended September 30, 2012 includes expense of $28 million related to the fair value of inventory acquired from ISP. Excluding this expense, the gross profit percentage would have been 33.9%.

RECONCILIATION OF NON-GAAP DATA - INCOME (LOSS) FROM CONTINUING OPERATIONS
(In millions - preliminary and unaudited)

	Three Months Ended September 30, 2012					
	Specialty Ingredients	Water Technologies	Performance Materials	Consumer Markets	Unallocated & Other	Total
OPERATING INCOME (LOSS)						
Actuarial loss on pension and postretirement benefit plans	$ -	$ -	$ -	$ -	$ (493)	$ (493)
Restructuring and other integration costs	-	(7)	(11)	-	(6)	(24)
Impairment of IPR&D assets	(13)	-	-	-	-	(13)
All other operating income	128	15	19	74	10	246
Operating income	115	8	8	74	(489)	(284)
NET INTEREST AND OTHER FINANCING EXPENSE						
Premium paid for early redemption of 9.125% senior notes					(67)	(67)
Accelerated amortization					(30)	(30)
All other net interest and other financing expense					(54)	(54)
					(151)	(151)
NET LOSS ON ACQUISITIONS AND DIVESTITURES					(1)	(1)
INCOME TAX (EXPENSE) BENEFIT						
Key items					231	231
Tax adjustments and discrete items					(26)	(26)
All other income tax expense					(41)	(41)
					164	164
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 115	$ 8	$ 8	$ 74	$ (477)	$ (272)

	Three Months Ended September 30, 2011					
	Specialty Ingredients	Water Technologies	Performance Materials	Consumer Markets	Unallocated & Other	Total
OPERATING INCOME (LOSS)						
Actuarial loss on pension and postretirement benefit plans	$ -	$ -	$ -	$ -	$ (438)	$ (438)
Restructuring costs	-	(9)	(1)	-	(26)	(36)
Inventory fair value adjustment	(16)	-	-	-	-	(16)
Environmental reserve adjustment	-	(7)	-	-	(6)	(13)
Accelerated depreciation/impairment	-	(4)	-	-	-	(4)
All other operating income	72	30	13	29	(7)	137
Operating income	56	10	12	29	(477)	(370)
NET INTEREST AND OTHER FINANCING EXPENSE					(33)	(33)
NET LOSS ON ACQUISITIONS AND DIVESTITURES					(26)	(26)
OTHER EXPENSE					(1)	(1)
INCOME TAX (EXPENSE) BENEFIT						
Key items					169	169
Tax adjustments and discrete items					11	11
All other income tax expense					(23)	(23)
					157	157
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 56	$ 10	$ 12	$ 29	$ (380)	$ (273)

Ashland Inc. and Consolidated Subsidiaries   Table 6
RECONCILIATION OF NON-GAAP DATA - FREE CASH FLOW
(In millions - preliminary and unaudited)

| | Three months ended September 30 | | Year ended September 30 | |
Free cash flow	**2012**	**2011**	**2012**	**2011**
Total cash flows provided by operating activities				
from continuing operations	$ 239	$ 154	$ 385	$ 243
Adjustments:				
Additions to property, plant and equipment	(134)	(105)	(298)	(201)
Cash dividends paid	(18)	(14)	(63)	(51)
ISP acquisition - change in control payment (a)	-	-	92	-
Premium paid for early redemption of 9.125% senior notes (b)	67	-	67	-
Free cash flows	$ 154	$ 35	$ 183	$ (9)

(a) Since payment was generated from investment activity, this amount has been included within this calculation.
(b) Since payment was generated from financing activity, this amount has been included within this calculation.

Ashland Inc. and Consolidated Subsidiaries   Table 7
RECONCILIATION OF NON-GAAP DATA - ADJUSTED EBITDA
(In millions - preliminary and unaudited)

		Three months ended September 30		
Adjusted EBITDA - Ashland Inc.		**2012**		**2011**
Net loss	$	(274)	$	(263)
Income tax benefit		(164)		(157)
Net interest and other financing expense		151		33
Depreciation and amortization (a)		104		84
EBITDA		(183)		(303)
Loss (income) from discontinued operations (net of income taxes)		2		(10)
Operating key items (see Table 5)		530		507
Net loss on acquisition and divestiture key items		-		26
Results of the ISP business prior to acquisition (b)		-		43
Other expense		-		1
Adjusted EBITDA	$	349	$	264
Adjusted EBITDA - Specialty Ingredients				
Operating income	$	115	$	56
Add:				
Depreciation and amortization		65		42
Key items (see Table 5)		13		16
Results of the ISP business prior to acquisition (b)		-		41
Adjusted EBITDA	$	193	$	155
Adjusted EBITDA - Water Technologies				
Operating income	$	8	$	10
Add:				
Depreciation and amortization (a)		18		20
Key items (see Table 5)		7		20
Adjusted EBITDA	$	33	$	50
Adjusted EBITDA - Performance Materials				
Operating income	$	8	$	12
Add:				
Depreciation and amortization (a)		12		11
Key items (see Table 5)		11		1
Results of the ISP business prior to acquisition (b)		-		7
Adjusted EBITDA	$	31	$	31
Adjusted EBITDA - Consumer Markets				
Operating income	$	74	$	29
Add:				
Depreciation and amortization		9		10
Key items (see Table 5)		-		-
Adjusted EBITDA	$	83	$	39

(a) Depreciation and amortization excludes accelerated depreciation of $3 million and $4 million for Water Technologies for the three months ended September 30, 2012 and 2011, respectively, and $3 million for Performance Materials for the three months ended September 30, 2012, which are displayed as key items (as applicable) within this table.
(b) The ISP business results during 2011 relate to the operating income and depreciation and amortization recognized for the period in which Ashland did not yet own this business.

Ashland Inc. and Consolidated Subsidiaries | Table 8

SUPPLEMENTAL RECONCILIATION OF NON-GAAP DATA - ADJUSTED EBITDA

(In millions - preliminary and unaudited)

RECONCILIATION OF SEPTEMBER 2011 QUARTER ADJUSTED PRO FORMA RESULTS

($ millions, except percentages)		Pro Forma Adjustments			
ASHLAND SPECIALTY INGREDIENTS Three Months Ended September 30, 2011	Ashland As Reported Results	ISP Pro Forma Results	Additional Purchase Accounting D&A	Key Items	Adjusted Pro Forma Results
Sales	$ 467	$ 205	$ -	$ -	$ 672
Cost of sales	334	139	9	(16)	466
Gross profit as a percent of sales	28.5%	32.2%			30.7%
SG&A expenses (includes research and development)	78	34	7	-	119
Equity and other income	1	-	-	-	1
Operating income	56	32	(16)	16	88
Operating income as a percent of sales	12.0%	15.6%			13.1%
Depreciation and amortization	42	9	16	-	67
Earnings before interest, taxes, depreciation and amortization	$ 98	$ 41	$ -	$ 16	$ 155
EBITDA as a percent of sales	21.0%	20.0%			23.1%

RECONCILIATION OF SEPTEMBER 2011 QUARTER ADJUSTED PRO FORMA RESULTS

($ millions, except percentages)		Pro Forma Adjustments			
ASHLAND PERFORMANCE MATERIALS Three Months Ended September 30, 2011	Ashland As Reported Results	ISP Pro Forma Results	Additional Purchase Accounting D&A	Key Items	Adjusted Pro Forma Results
Sales	$ 371	$ 65	$ -	$ -	$ 436
Cost of sales	323	56	-	(1)	378
Gross profit as a percent of sales	12.9%	13.8%			13.3%
SG&A expenses (includes research and development)	37	3	-	-	40
Equity and other income	1	-	-	-	1
Operating income	12	6	-	1	19
Operating income as a percent of sales	3.2%	9.2%			4.4%
Depreciation and amortization	11	1	-	-	12
Earnings before interest, taxes, depreciation and amortization	$ 23	$ 7	$ -	$ 1	$ 31
EBITDA as a percent of sales	6.2%	10.8%			7.1%

RECONCILIATION OF SEPTEMBER 2011 QUARTER ADJUSTED PRO FORMA RESULTS

($ millions, except percentages)		Pro Forma Adjustments			
ASHLAND INC. Three Months Ended September 30, 2011	Ashland As Reported Results	ISP Pro Forma Results	Additional Purchase Accounting D&A	Key Items	Adjusted Pro Forma Results
Sales	$ 1,846	$ 270	$ -	$ -	$ 2,116
Cost of sales	1,528	195	9	(152)	1,580
Gross profit as a percent of sales	17.2%	27.8%			25.3%
SG&A expenses (includes research and development)	695	42	7	(355)	389
Equity and other income	7	-	-	-	7
Operating income	(370)	33	(16)	507	154
Operating income as a percent of sales	-20.0%	12.2%			7.3%
Depreciation and amortization	88	10	16	(4)	110
Earnings before interest, taxes, depreciation and amortization	$ (282)	$ 43	$ -	$ 503	$ 264
EBITDA as a percent of sales	-15.3%	15.9%			12.5%

Fourth-Quarter Fiscal 2012 Earnings

October 30, 2012






Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In addition, Ashland may from time to time make forward-looking statements in its other filings with the Securities and Exchange Commission (SEC), news releases and other written and oral communications. These forward-looking statements are based on Ashland's expectations and assumptions, as of the date such statements are made, regarding Ashland's future operating performance and financial condition, the economy and other future events or circumstances. Ashland's expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: Ashland's substantial indebtedness (including the possibility that such indebtedness and related restrictive covenants may adversely affect Ashland's future cash flows, results of operations, financial condition and its ability to repay debt), severe weather, natural disasters, and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are described in its most recent Form 10-K (including Item 1A Risk Factors) filed with the SEC, which is available on Ashland's website at http://investor.ashland.com or on the SEC's website at www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Ashland undertakes no obligation to subsequently update any forward-looking statements made in this presentation or otherwise except as required by securities or other applicable law.

Regulation G: Adjusted and Pro Forma Results

The information presented herein regarding certain unaudited adjusted and pro forma results does not conform to generally accepted accounting principles in the United States (U.S. GAAP) and should not be construed as an alternative to the reported results determined in accordance with U.S. GAAP. Management has included this non-GAAP and pro forma information to assist in understanding the operating performance of the company and its reporting segments. The non-GAAP and pro forma information provided may not be consistent with the methodologies used by other companies. All non-GAAP information related to previous Ashland filings with the SEC has been reconciled with reported U.S. GAAP results.

Highlights[1]

- Reported EPS from continuing operations of $(3.47)
  - Adjusted EPS of $1.87 versus $1.01 in Q4 2011
- Sales of $2.1 billion
  - 3% growth when normalized for currency and divestitures
- Adjusted EBITDA of $349 million
  - 32% increase from pro forma Q4 2011
- Successfully completed debt refinancing and accounts receivable securitization program
  - Saves roughly $40 million of annualized interest expense
- Generated free cash flow of $154 million

[1] Ashland's fourth-quarter earnings release dated Oct. 30, 2012, available on Ashland's website at http://investor.ashland.com, reconciles adjusted amounts to amounts reported under GAAP.

ASHLAND.

Fiscal Fourth Quarter – Continuing Operations
Key Items Affecting Income

($ in millions, except EPS) Preliminary 2012	Operating Income					Total		
	Ashland Specialty Ingredients	Ashland Water Tech-nologies	Ashand Performance Materials	Ashand Consumer Markets	Unallocated and Other	Pretax	Aftertax	Earnings per Share
In Process R&D	$ (13)					$ (13)	$ (8)	$ (0.10)
Restructuring and integration		$ (7)	$ (11)		$ (6)	(24)	(18)	(0.23)
Actuarial loss on pension and OPEB					(493)	(493)	(307)	(3.88)
Debt refinancing						(97)	(63)	(0.80)
Tax adjustments							(26)	(0.33)
Total	$ (13)	$ (7)	$ (11)		$ (499)	$ (627)	$ (422)	$ (5.34)
2011								
Severance		$ (9)	$ (1)		$ (26)	$ (36)	$ (25)	$ (0.32)
Environmental and asset impairment		(11)			(6)	(17)	(11)	(0.14)
ISP inventory step-up	$ (16)					(16)	(10)	(0.13)
Actuarial loss on pension and OPEB					(438)	(438)	(275)	(3.51)
Net loss on acquisitions/divestitures						(26)	(21)	(0.27)
Tax adjustments and discrete items							(11)	(0.14)
Total	$ (16)	$ (20)	$ (1)		$ (470)	$ (533)	$ (353)	$ (4.51)

- Intangible amortization expense in September 2012 quarter of $29 million

    – Excluding intangible amortization, adjusted EPS would have been 25 cents higher, or $2.12

ASHLAND.

Adjusted Pro Forma Results Summary[1]

($ in millions) Preliminary	Fiscal Fourth Quarter Three months ended Sept. 30,			Three months ended June 30,	
	2012	2011	Change	2012	Change
Sales	$ 2,056	$ 2,116	(3) %	$ 2,141	(4) %
Gross profit as a percent of sales	29.5 %	25.3 %	420 bp	29.3 %	20 bp
Selling, general and admin./R&D costs	$ 376	$ 389	(3) %	$ 368	2 %
Operating income	$ 246	$ 154	60 %	$ 274	(10) %
Operating income as a percent of sales	12.0 %	7.3 %	470 bp	12.8 %	(80) bp
Depreciation and amortization	$ 104	$ 110	(5) %	$ 107	(3) %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 349	$ 264	32 %	$ 381	(8) %
EBITDA as a percent of sales	17.0 %	12.5 %	450 bp	17.8 %	(80) bp

- Prior year includes ISP on a full-quarter, pro forma basis
- Adjusting for currency, divestitures and joint ventures, sales grew 3% over the prior-year quarter

[1] Ashland's earnings releases dated Oct. 30 and July 26, 2012, available on Ashland's website at http://investor.ashland.com, reconcile adjusted amounts to amounts reported under GAAP.

ASHLAND.

Normalized Volume Trends[1]

Rolling Four Quarters



Period Ended

[1] Excludes volumes associated with Casting Solutions and divested Pinova, Synlubes, and PVAc businesses for all periods. Includes volumes associated with ISP and Ara Quimica for all periods.

ASHLAND.

Q4 FY 2011 vs. Q4 FY 2012

Adjusted Pro Forma EBITDA Bridge



- Improved gross margin in all four commercial units
- Stronger dollar had a $16 million negative effect on EBITDA

Liquidity and Net Debt

($ in millions)

Liquidity	At Sept. 30, 2012
Cash	$ 523
Available revolver and A/R facility capacity	955
Liquidity	$ 1,478

Debt	Expiration	Interest Rate	Moody's	S&P	At Sept. 30, 2012
Term Loan A	08/2016	L+200	Baa3	BB+	$ 1,425
Term Loan B	08/2018	L/Floor+275	Baa3	BB+	1,036
4.75% senior notes, par $500 million	08/2022	4.75%	Ba2	BB-	500
A/R facility drawn[1]	08/2015	L+75			300
6.5% debentures, par $282 million	06/2029	6.50%	Ba2	B+	129
9.125% senior notes[2], par $78 million	06/2017	9.125%	Baa3	BB+	76
Other debt		Various			124
Revolver drawn[3]	08/2016	L+200	Baa3	BB+	-
Total debt			Ba1/ Stable	BB/ Stable	$ 3,590
Cash					$ 523
Net debt (cash)					$ 3,067

[1] $350 million accounts receivable securitization facility

[2] Callable June 2013

[3] $1 billion facility, including ~$95 million used for letters of credit



Scheduled Debt Repayments by Fiscal Year

'13	'14	'15	'16	'17	'18	'19 and after
$158	$163	$459	$1,050	$78	$1,036	$803

Ashland Specialty Ingredients
Adjusted Pro Forma Results Summary[1]

($ in millions) Preliminary	Fiscal Fourth Quarter Three months ended Sept. 30,			Three months ended June 30,	
	2012	2011	Change	2012	Change
Metric tons sold (in thousands) - Actives basis	96.6	97.2	(1) %	104.3	(7) %
Sales	$ 734	$ 672	9 %	$ 793	(7) %
Gross profit as a percent of sales	34.0 %	30.7 %	330 bp	34.7 %	(70) bp
Selling, general and admin./R&D costs	$ 127	$ 119	7 %	$ 119	7 %
Operating income	$ 128	$ 88	45 %	$ 156	(18) %
Operating income as a percent of sales	17.4 %	13.1 %	430 bp	19.7 %	(230) bp
Depreciation and amortization	$ 65	$ 67	(3) %	$ 68	(4) %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 193	$ 155	25 %	$ 224	(14) %
EBITDA as a percent of sales	26.3 %	23.1 %	320 bp	28.2 %	(190) bp

- Year-over-year volume declines driven by Energy and Coatings
- $6 million plant shutdown negatively affected quarter

[1] Ashland's earnings releases dated Oct. 30 and July 26, 2012, available on Ashland's website at http://investor.ashland.com, reconcile adjusted amounts to amounts reported under GAAP.

ASHLAND.

Ashland Specialty Ingredients
Adjusted Pro Forma EBITDA Bridge

($ millions) Preliminary

Q4 FY 2011 versus Q4 FY 2012



- Improved business mix, more than offset volume declines
- Pricing efforts continue to cover raw material cost increases

ASHLAND.

Guar

- Guar destocking has continued
  - Will likely remain soft until January
- Dynamics differ by end-product
  - Higher technology "derivatized guars" doing well
  - Large price/volume declines in more commoditized "straight guar"
- Price remains highly volatile in straight guar
  - Potential $15 to $25 million loss if current conditions persist

ASHLAND.

Ashland Specialty Ingredients
Business Outlook

- Expect strong performance in other parts of the business

  – Pharmaceutical, Personal Care and Coatings

- New products and technologies continue to gain share

  – New products represented 21% of sales for fiscal 2012

- Significant capital investment expected over next several years

  – High overall returns on investment

ASHLAND.

Ashland Water Technologies
Adjusted Results Summary[1]

($ in millions) Preliminary	Fiscal Fourth Quarter Three months ended Sept. 30,			Three months ended June 30,	
	2012	2011	Change	2012	Change
Sales	$ 431	$ 491	(12) %	$ 427	1 %
Gross profit as a percent of sales	32.3 %	31.4 %	90 bp	32.1 %	20 bp
Selling, general and admin./R&D costs	$ 126	$ 125	1 %	$ 119	6 %
Operating income	$ 15	$ 30	(50) %	$ 19	(21) %
Operating income as a percent of sales	3.5 %	6.1 %	(260) bp	4.4 %	(90) bp
Depreciation and amortization	$ 18	$ 20	(10) %	$ 18	- %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 33	$ 50	(34) %	$ 37	(11) %
EBITDA as a percent of sales	7.7 %	10.2 %	(250) bp	8.7 %	(100) bp

- Normalized for currency and adjusted for divestitures, sales were down 4% from the year-ago quarter

[1] Ashland's earnings releases dated Oct. 30 and July 26, 2012, available on Ashland's website at http://investor.ashland.com, reconcile adjusted amounts to amounts reported under GAAP.

ASHLAND.

13

Ashland Water Technologies
Adjusted EBITDA Bridge

($ millions)
Preliminary

Q4 FY 2011 versus Q4 FY 2012



Q4 2011	Volume/Mix	Margin	SG&A Expenses	Currency Translation	Other	Q4 2012
50	(7)	1	(8)	(4)	1	33

- Volumes down approximately 4%, excluding divestitures
- Currency translation had materially negative effect

ASHLAND.

Business Update

- Business has underperformed versus our expectations

  – Sales and GP% have stabilized last three quarters

- Results should improve and we are focused on sales growth and improving market penetration

- John Panichella, as Group Operating Officer, will be responsible for Specialty Ingredients and Water Technologies

  – Search for Water Technologies President has begun

ASHLAND.

Strategic Actions

- Improve execution and overall accountability

- Implement more disciplined approach to SG&A

  – Tightly control our costs

  – Improve sales efficiency

- Tighter control over pricing and contract management

ASHLAND.

Ashland Performance Materials
Adjusted Pro Forma Results Summary[1]

($ in millions) Preliminary	Fiscal Fourth Quarter Three months ended Sept. 30,			Three months ended June 30,	
	2012	2011	Change	2012	Change
Metric tons sold (in thousands)	132.6	148.3	(11) %	133.4	(1) %
Sales	$ 369	$ 436	(15) %	$ 404	(9) %
Gross profit as a percent of sales	16.3 %	13.3 %	300 bp	18.1 %	(180) bp
Selling, general and admin./R&D costs	$ 44	$ 40	10 %	$ 44	- %
Operating income	$ 19	$ 19	- %	$ 37	(49) %
Operating income as a percent of sales	5.1 %	4.4 %	70 bp	9.2 %	(410) bp
Depreciation and amortization	$ 12	$ 12	- %	$ 12	- %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 31	$ 31	- %	$ 49	(37) %
EBITDA as a percent of sales	8.4 %	7.1 %	130 bp	12.1 %	(370) bp

- Excluding Casting Solutions and divested PVAc business, volumes up 4% versus Q4 2011

- Sequential decline in GP% primarily due to butadiene

[1] Ashland's earnings releases dated Oct. 30 and July 26, 2012, available on Ashland's website at http://investor.ashland.com, reconcile adjusted amounts to amounts reported under GAAP.

ASHLAND.

Ashland Performance Materials
Adjusted Pro Forma EBITDA Bridge

($ millions)
Preliminary

Q4 FY 2011 versus Q4 FY 2012



- Negative mix offset normalized volume gains

- Increased margins in Adhesives and Composites

- Effects of ASK Chemicals joint venture and divested PVAc business captured in Other

ASHLAND.

Ashland Consumer Markets
Adjusted Results Summary[1]

($ in millions) Preliminary	Fiscal Fourth Quarter Three months ended Sept. 30,			Three months ended June 30,	
	2012	2011	Change	2012	Change
Lubricant gallons (in millions)	40.5	41.5	(2) %	40.8	(1) %
Sales	$ 522	$ 517	1 %	$ 517	1 %
Gross profit as a percent of sales	29.7 %	23.0 %	670 bp	26.8 %	290 bp
Selling, general and admin./R&D costs	$ 87	$ 94	(7) %	$ 86	1 %
Operating income	$ 74	$ 29	155 %	$ 59	25 %
Operating income as a percent of sales	14.2 %	5.6 %	860 bp	11.4 %	280 bp
Depreciation and amortization	$ 9	$ 10	(10) %	$ 9	- %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 83	$ 39	113 %	$ 68	22 %
EBITDA as a percent of sales	15.9 %	7.5 %	840 bp	13.2 %	270 bp

- Stable volumes sequentially despite normal seasonal downturn
- Recent raw material cost declines have led to more normalized margins

[1] Ashland's earnings releases dated Oct. 30 and July 26, 2012, available on Ashland's website at http://investor.ashland.com, reconcile adjusted amounts to amounts reported under GAAP.

ASHLAND.

Ashland Consumer Markets
Adjusted EBITDA Bridge

($ millions)
Preliminary

Q4 FY 2011 versus Q4 FY 2012



- Stronger business mix offset small volume declines
- Margin expansion driven by lower raw material costs

Pension and OPEB

- Ashland recognizes actuarial gains and losses in the year they occur

- Asset returns exceeded expectations, but discount rates fell over 100 basis points

  – Led to $493 million corporate charge

- 2013 expectations

  – Pension/OPEB income of $30 million versus expense of $7 million in 2012

  – Pension cash funding of $110 million, $60 million below fiscal 2012

ASHLAND.

Corporate Items

- Capital expenditures of $134 million

- Net interest expense of $54 million after adjusting for refinancing related costs

  – Unusually low interest income during the quarter

- Effective tax rate of 21%

  – Excludes key items

  – Brings fiscal 2012 to 26%,

    • 2013 expectations of 26% - 28%

- Free cash flow[1] generation of $154 million

ASHLAND.

[1] See Table 6 of the Q4 2012 earnings release for U.S. GAAP reconciliations.

Performance Summary

- Solid performance versus the prior year but did have areas of softness sequentially

- As compared with pro forma September 2011 quarter
  - Normalized volumes down 1%
  - Sales of $2.1 billion
  - EBITDA of $349 million, up 32%

- EBITDA margin of approximately 17%

- Free cash flow generation of $154 million

ASHLAND.

Fiscal 2012 Accomplishments

- Adjusted EPS of $6.62
  - 70% increase from fiscal 2011
- Grew pro forma EBITDA 17% versus fiscal 2011
  - Good growth in Specialty Ingredients, Performance Materials and Consumer Markets
- Attained $75 million in savings through corporate cost reduction program
- Completed commercial integration of ISP
- Significantly improved capital structure

ASHLAND.

Near-Term Outlook

- Demand trends generally holding
  - Guar trends still developing
- Regional performance still mixed
  - Continued growth in North America
  - Europe and Asia remain soft

ASHLAND.

Fiscal 2013 Objectives

- Expand sales and contain costs
  - Improve performance in Water Technologies
  - Focus growth capital in Specialty Ingredients
  - Achieve sales gains in Consumer Markets and Performance Materials
- Complete remaining $15 million in ISP cost synergies
- Achieve significant increases in free cash flow

ASHLAND.

With good chemistry great things happen.™

ASHLAND®



Appendix A:
Business Profiles
12 Months Ended Sept. 30, 2012

Corporate Profile

Sales[1] - $8.2 Billion

By commercial unit



- Ashland Specialty Ingredients 35%
- Ashland Water Technologies 21%
- Ashland Performance Materials 19%
- Ashland Consumer Markets 25%

By geography



- North America[2] 53%
- Europe 27%
- Asia Pacific 13%
- Latin America/Other - 7%

[1] For 12 months ended Sept. 30, 2012

[2] Ashland includes only U.S. and Canada in its North America designation

ASHLAND.

Corporate Profile

Adjusted EBITDA[1] - $1.4 Billion



Ashland Water Technologies 11%
Ashland Performance Materials - 12%
Ashland Specialty Ingredients 57%
Ashland Consumer Markets 20%

NYSE Ticker Symbol:	ASH
Total Employees:	~15,000
Outside North America	~40%
Number of Countries in Which Ashland Has Sales:	More than 100

[1] For fiscal year ended Sept. 30, 2012. See Appendix B for reconciliation to amounts reported under GAAP.

ASHLAND.

Ashland Specialty Ingredients
A global leader in water-soluble and film-forming polymers

Sales by Market



- Specialty Performance 25%
- Pharma/Nutrition 18%
- Personal Care 21%
- Coatings 13%
- Industrial 23%

Sales by Product



- PVP 15%
- Actives - 5%
- Vinyl Ethers 5%
- Guar - 12%
- Biocides - 4%
- Other 10%
- Cellulosics 31%
- Solvents/Intermediates 18%

Sales by Geography



- Europe 37%
- Asia Pacific 17%
- Latin America/Other - 9%
- North America 37%

Fiscal Year Ended Sept. 30, 2012
Sales: $2.9 billion
Adjusted EBITDA: $763 million[1]
Adjusted EBITDA Margin: 26.5%[1]

[1] See Appendix B for reconciliation to amounts reported under GAAP.

ASHLAND.

Ashland Water Technologies

Providing specialty chemicals and services to water-intensive industries

Sales by Market



Industrial[2] 33%

Municipal - 9%

Paper 58%

Sales by Product



Utility 29%

Functional 44%

Process 27%

Sales by Geography



Europe 34%

Asia Pacific 12%

Latin America/ Other - 9%

North America 45%

Fiscal Year Ended Sept. 30, 2012
Sales: $1.7 billion
Adjusted EBITDA: $149 million[1]
Adjusted EBITDA Margin: 8.6%[1]

[1] See Appendix B for reconciliation to amounts reported under GAAP.
[2] Includes Pulp markets.

ASHLAND.

Ashland Performance Materials

Global leader in composite resins, specialty adhesives and elastomers

Sales by Market[2]



- Transportation 28%
- Marine 9%
- Pkg. & Converting 15%
- Construction: Residential 14%
- Construction: Industrial 28%
- Construction: Infrastructure - 6%

Sales by Product[2]



- Adhesives 21%
- Elastomers 25%
- Composites 54%

Sales by Geography[2]



- Europe 18%
- Asia Pacific - 8%
- North America 70%
- Latin America/Other 4%

Fiscal Year Ended Sept. 30, 2012
Sales: $1.6 billion
Adjusted EBITDA[1]: $159 million
Adjusted EBITDA Margin[1]: 10.2%

[1] See Appendix B for reconciliation to amounts reported under GAAP.
[2] Excludes sales from Casting Solutions.

ASHLAND.

Ashland Consumer Markets: A leading worldwide marketer of premium-branded automotive lubricants and chemicals

Sales by Market



DIFM: Valvoline Instant Oil Change 15%
Valvoline International 32%
DIFM: Installer Channel 21%
Do-It-Yourself 32%

Sales by Product



Lubricants 85%
Chemicals - 8%
Antifreeze 5%
Filters 2%

International Sales by Region[2]



Australia 25%
Latin America/ Other – 16%
Asia Pacific ex Australia 32%
Europe 27%

Fiscal Year Ended Sept. 30, 2012

Sales: $2.0 billion

EBITDA: $272 million[1]

EBITDA Margin: 13.4%[1]

[1] See Appendix B for reconciliation to amounts reported under GAAP.

[2] Includes nonconsolidated joint ventures.

ASHLAND



Appendix B: Reclassifications and Regulation G Reconciliations

Ashland Inc. and Consolidated Subsidiaries
Reconciliation of Non-GAAP Data
for Fiscal Year Ended Sept. 30, 2012

($ millions, except percentages)

Sales	Q4 12	Q3 12	Q2 12	Q1 12	Total	
Specialty Ingredients	734	793	723	628	2,878	
Water Technologies	431	427	428	449	1,735	
Performance Materials	369	404	408	378	1,559	
Consumer Markets	522	517	520	475	2,034	
Total	2,056	2,141	2,079	1,930	8,206	

Adjusted EBITDA[1]	Q4 12	Q3 12	Q2 12	Q1 12	Total	Adjusted EBITDA Margin
Specialty Ingredients	193	224	186	160	763	26.5%
Water Technologies	33	37	39	40	149	8.6%
Performance Materials	31	49	35	45	159	10.2%
Consumer Markets	83	68	66	56	272	13.4%
Unallocated	9	3	3	-	16	
Total	349	381	329	301	1,359	

[1] Calculation of adjusted EBITDA for each quarter has been reconciled within each quarterly earnings release filed with the SEC and posted on Ashland's website. Total Adjusted EBITDA may not sum to actual results due to quarterly rounding conventions.

ASHLAND.

ASHLAND®

With good chemistry great things happen.™